UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

HCI GROUP, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

40416E103

(CUSIP Number)

Farnam Street Partners, L.P.

FS Special Opportunities Fund I, L.P.

FS Special Opportunities Fund II, L.P.

3033 Excelsior Boulevard, Suite 320

Minneapolis, MN 55426

Phone: (612) 353-6707

With a copy to:

Martin R. Rosenbaum, Esq.

Maslon LLP

3300 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-4140

Phone: (612) 672-8200

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

CUSIP No. 40416E103

1	NAME OF REPORTING PERSONS Farnam Street Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 279,344
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 279,344
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 279,344
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 40416E103

1	NAME OF REPORTING PERSONS FS Special Opportunities I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 128,375
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 128,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 40416E103

1	NAME OF REPORTING PERSONS FS Special Opportunities II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 109,358
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 109,358
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 40416E103

1	NAME OF REPORTING PERSONS Farnam Street Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 517,077
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 517,077
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 40416E103

1	NAME OF REPORTING PERSONS Raymond E. Cabillot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds), PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000
	8	SHARED VOTING POWER 517,077
	9	SOLE DISPOSITIVE POWER 3,000
	10	SHARED DISPOSITIVE POWER 517,077
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 40416E103

1	NAME OF REPORTING PERSONS Peter O. Haeg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 517,077
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 517,077
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 40416E103

Item 1.                      Security and Issuer.

(a) This Schedule 13D relates to shares of the Common Stock, no par value, of HCI Group, Inc., a Florida corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 5300 West Cypress Street, Suite 100, Tampa, FL 33607.

Item 2.                      Identity and Background.

This Schedule 13D is being filed jointly by

●	Farnam Street Partners, L.P., a Minnesota limited partnership (“Farnam Fund”)

●	FS Special Opportunities I, L.P., a Minnesota limited partnership (“FS I Fund”)

●	FS Special Opportunities II, L.P., a Minnesota limited partnership (“FS II Fund”)

●	Farnam Street Capital, Inc., a Minnesota corporation (“Farnam Capital”)

●	Raymond E. Cabillot as the Chief Executive Officer and a director of Farnam Capital

●	Peter O. Haeg as the President, Secretary and a director of Farnam Capital

(collectively, the “Farnam Group”).

(b) The principal office and place of business for all of the Reporting Persons is 3033 Excelsior Boulevard, Suite 320, Minneapolis, Minnesota 55416.

(c) Farnam Fund was organized in January 1998 as a Minnesota Limited Partnership. FS I Fund was organized in April 2013. FS II Fund was organized in April 2016. Farnam Fund, FS I Fund and FS II Fund (collectively, the “Funds”) are private investment partnerships whose principal business activities involve investing in equity securities of publicly traded companies, as well as other types of securities. Mr. Cabillot serves as Chief Executive Officer and a director of Farnam Capital, the General Partner of the Funds, located in Minneapolis, Minnesota. Mr. Peter O. Haeg is President, Secretary and a director of Farnam Capital.

(d) - (e) During the last five years, neither the Funds, Farnam Capital, nor the principals of Farnam Capital have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Funds are Minnesota limited partnerships. Farnam Capital is a Minnesota corporation. Messrs. Cabillot and Haeg are citizens of the United States of America.

Item 3.                      Source and Amount of Funds or Other Consideration.

The source of the funds used for purchases by Farnam Capital are the investment proceeds of the Funds. The source of funds used to purchases by Mr. Cabillot are personal funds and are held in an IRA account.

Item 4.                      Purpose of Transaction.

All of the shares of the Issuer owned by the Reporting Persons were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. Farnam Capital makes investments in companies that it believes are undervalued and represent an attractive investment opportunity. At this time, Farnam Capital believes the stock of the Issuer to be very undervalued and would like to see the Issuer continue to buy back shares, but at a faster pace. Farnam Capital may from time to time purchase additional shares of the Issuer’s stock or dispose of all or some of the shares.

Except as set forth in this Item 4, Farnam Capital has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Farnam Capital intends to review its investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, conditions in the industry and general economic conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, holding discussions with or making formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding strategic or financial matters, purchasing additional shares of common stock or selling some or all of its shares or to change its intention with respect to any and all matters to in Item 4.

Item 5.                      Interests in Securities of the Issuer.

(a)    Farnam Fund beneficially owns 279,344 shares of the outstanding Common Stock of the Issuer, representing approximately 2.7% of the Common Stock. FS I Fund beneficially owns 128,375 shares of the outstanding Common Stock of the Issuer, representing approximately 1.2% of the Common Stock. FS II Fund beneficially owns 109,358 shares of the outstanding Common Stock of the Issuer, representing approximately 1.1% of the Common Stock. Mr. Cabillot beneficially owns 3,000 shares (held in an IRA account) of the outstanding Common Stock of the Issuer, representing less than 1% of the Common Stock. (All percentages are based upon 10,388,360 shares outstanding, as reported in the Issuer's Form 10-Q for the quarter ended June 30, 2016).

(b) The Funds do not share voting and dispositive power with respect to any shares. Farnam Capital may be deemed to beneficially own the aggregate of 517,077 shares of the outstanding Common Stock of the Issuer held by the Funds by virtue of its right to vote and dispositive power, representing approximately 5.0% of the Common Stock.

Mr. Cabillot and Mr. Haeg share voting and dispositive power of the Common Stock beneficially owned by the Funds by virtue of each entity’s and person’s relationship to the other as described in Item 2(a).

(c) The following purchases have occurred in the past 60 days:

FS Special Opportunities Fund I, L.P.

Date	No. of Shares	Price per share*
6/24/2016	1,500	$27.2863
6/27/2016	2,000	$27.0025
6/28/2016	1,000	$27.225
6/29/2016	1,106	$26.9614
6/30/2016	1,000	$27.098
7/1/2016	1,000	$27.325
7/5/2016	1,350	$26.8852
7/6/2016	550	$27.2018
7/8/2016	500	$28.35
7/11/2016	500	$29.04
7/12/2016	300	$29.45
7/15/2016	50	$29.31
8/4/2016	1,723	$30.9232
8/5/2016	11,061	$31.6866

*Price per share is a weighted average price. Actual purchases may have been made in smaller lots at differing prices.

FS Special Opportunities Fund II, L.P.

Date	No. of Shares	Price per share*
6/21/2016	17,000	$27.87
6/22/2016	3,000	$27.70
6/23/2016	1,217	$27.8375
6/24/2016	1,500	$27.2863
6/27/2016	2,000	$27.0025
6/28/2016	1,000	$27.225
6/29/2016	1,105	$26.9614
6/30/2016	1,000	$27.098
7/1/2016	1,000	$27.325
7/5/2016	1,350	$26.8852
7/6/2016	550	$27.2018
7/8/2016	500	$28.35
7/11/2016	500	$29.04
7/12/2016	300	$29.45
7/15/2016	50	$29.31
7/18/2016	1,000	$29.30
7/19/2016	1,000	$28.90
7/20/2016	2,000	$28.993
7/21/2016	2,000	$29.00
7/26/2016	1,000	$29.60
7/27/2016	8,208	$29.9528
7/28/2016	3,317	$30.317
7/29/2016	6,876	$30.2282
8/1/2016	2,000	$30.2505
8/2/2016	1,000	$29.90
8/3/2016	8,094	$29.7614
8/4/2016	1,723	$30.9232
8/5/2016	4,500	$31.6866

*Price per share is a weighted average price. Actual purchases may have been made in smaller lots at differing prices.

All purchases were open market purchases.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to the Funds, Farnam Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Messrs. Cabillot and Haeg are indemnified by the Funds and Farnam Capital for liabilities they may incur in connection with their respective duties for the Farnam Group.

Other than the foregoing agreements and arrangements and the Agreement to file jointly between the members of the Farnam Group (incorporated herein by reference), there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.                      Material to be Filed as Exhibits.

Exhibit No.	Description

1	Agreement to file jointly.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:         August 9, 2016

FARNAM STREET PARTNERS, L.P.

By: FARNAM STREET CAPITAL, INC.
General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

FS SPECIAL OPPORTUNITIES FUND I, L.P.

By: FARNAM STREET CAPITAL, INC.
General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

FS SPECIAL OPPORTUNITIES FUND II, L.P.

By: FARNAM STREET CAPITAL, INC.
General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

FARNAM STREET CAPITAL, INC.

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot

By:	/s/ Peter O. Haeg
Peter O. Haeg

Exhibit 1

Agreement

TO JOINTLY FILE SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of HCI Group, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

Dated: August 9, 2016

FARNAM STREET PARTNERS, L.P.

By: FARNAM STREET CAPITAL, INC.
General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

FS SPECIAL OPPORTUNITIES FUND I, L.P.

By: FARNAM STREET CAPITAL, INC.
General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

FS SPECIAL OPPORTUNITIES FUND II, L.P.

By: FARNAM STREET CAPITAL, INC.
General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

FARNAM STREET CAPITAL, INC.

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot

By:	/s/ Peter O. Haeg
Peter O. Haeg